September 23, 2004



Via U.S. Mail and Facsimile
Jerome I. Feldman
Chief Executive Officer
National Patent Development Corporation
77 Westchester Avenue - Fourth Floor
White Plains, NY 10604

Re: 	National Patent Development Corporation
	Form S-1 Amendment No. 1 filed on September 10, 2004
	File No. 333-118568

Dear Mr. Feldman:

	We have the following additional comments on the above filing.
Where indicated,
we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 Legality Opinion

1. We note your response to prior comment 9. Please have counsel confirm to us in writing that the reference and limitation to the DGCL includes the statutory provisions and all applicable provisions of the Delaware Constitution, including reported judicial decisions interpreting these laws. Please file this written confirmation as correspondence on EDGAR so that it will become part of the Commission`s official file regarding the related registration statement.

Financial Statements

Prior Comment No. 13 - Investment in Millennium Cell

2. We have considered your reply to this comment.  It appears to us
that the reduced value of this investment may be other than temporary. That decline does not have to be permanent in order for it to be other than temporary.  We note that the valuations stated
in
your reply are intra-day trading values with closing prices considerably below the prices noted. We further note that (1) the company has sold, rather than held, some of this investments and
(2)
the current quote is less than $1.50 per share and has remained below
$2.00 per share since June 2004. Without further support for maintaining the current carrying value, it appears that the investment should be written down accordingly. Please refer to the
Staff Accounting Bulletin No. 59.M as well as EITF 03-01.

Prior Comment No. 15

3. Please provide updated disclosure of the status of the arbitration issue noted in this prior comment.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Don Cavern at (202) 942-1925regarding
accounting
comments and Franklin Green at (202) 942-4747 regarding legal and other disclosure comments. You may also contact me at (202) 942-
1950
with any other questions.

Sincerely,



Pamela A. Long
Assistant Director




cc:	Ms. Andrea D. Kantor
	Vice-President and General Counsel
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Jerome I. Feldman
National Patent Development Corporation
September 23, 2004
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE